Form C

ADD COMMENT

Cover Page

Add comment

Name of issuer:

ChatMD, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

IN

Date of organization:

7/9/2024

Physical address of issuer:

328 South Michigan Street
Plymouth, IN 46563

Website of issuer:

https://www.chatrx.md

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$500,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$120,842.00	$296,380.00
Cash & Cash Equivalents:	$120,842.00	$296,380.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$421,124.00	$275,124.00
Revenues/Sales:	$16,753.00	$0.00
Cost of Goods Sold:	$15,533.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($521,469.00)	($53,744.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

ChatMD, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Tod Stillson	CEO	ChatRx	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Garrick Nate	COO	2024
Nate Bachtel	CTO	2024
Jeff Cutler	CCO	2025
Tod Stillson	CEO	2024
John Stillson	Chief Medical Officer	2026
Andrew Condra	CFO	2025
Rajeev Ratra	CMO	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Tod Stillson	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Our success depends heavily on the continued services and performance of our founders and key management personnel. With only two employees, the loss of either key person would have a severe adverse effect on our operations, business development, and ability to execute our business plan. We do not maintain key person life insurance on any of our personnel. Our small team size means that each person performs multiple critical functions, and we have minimal redundancy in our operations.
> As we attempt to grow, we will need to attract, hire, train, and retain additional qualified personnel, including licensed healthcare providers, technology developers, and operational staff. Competition for qualified personnel in the telemedicine and healthcare technology sectors is intense, and we may not be able to attract or retain the personnel necessary to execute our business strategy. Our inability to expand our team or the loss of key personnel could significantly delay or prevent the achievement of our business objectives.

> Our business model depends entirely on maintaining an adequate network of licensed physicians and healthcare providers who are willing to provide consultations through our platform. We must ensure that we have sufficient provider coverage across all states where we operate and across all hours to fulfill our promise of 24/7 availability. Providers are typically independent contractors rather than employees, and we have limited control over their availability, quality of care, or continued participation in our network.
> If we are unable to recruit and retain qualified healthcare providers, or if providers choose to leave our network, we may be unable to meet patient demand, maintain our 24/7 service promise, or expand into new markets. Provider compensation expectations may increase over time, potentially making our flat-fee pricing model unsustainable. Additionally, any quality of care issues, patient complaints, or regulatory actions involving our providers could damage our reputation and expose us to liability, even if we are not directly responsible for the provider's actions.

> Our business is subject to extensive federal and state healthcare laws and regulations, including those governing the practice of medicine, telemedicine, prescribing of medications, patient privacy, and healthcare fraud and abuse. Each state has its own medical practice act, telemedicine regulations, and licensing requirements for healthcare providers. We must ensure that all physicians providing services through our platform are appropriately licensed in each state where they treat patients and that our operations comply with each state's telemedicine laws, which vary significantly and are subject to change. Expanding to new states requires navigating complex

regulatory requirements, which is time-consuming, expensive, and uncertain.

Failure to comply with applicable healthcare laws and regulations could result in civil or criminal penalties, exclusion from government healthcare programs, loss of licenses, injunctions against our operations, and reputational harm. State medical boards and other regulatory authorities may take the position that our business practices violate laws prohibiting the corporate practice of medicine, fee-splitting, or other regulations. Changes in telemedicine regulations, including potential restrictions on prescribing certain medications via telemedicine or requirements for in-person examinations, could significantly limit our service offerings or make our business model impractical. The regulatory landscape for telemedicine continues to evolve, and we cannot predict how future regulatory changes will affect our business.

The founder of ChatMD, Inc. has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle (SPV) structure. This arrangement creates a significant conflict of interest because the founder simultaneously represents the interests of the Company as its operator and the interests of investors as their representative. These interests may not always align and may at times be directly adverse to one another.

As the Company's founder, this individual has an interest in maximizing the Company's flexibility, minimizing investor rights and protections, and making decisions that benefit the Company's operations and future fundraising ability. However, as the investor representative, this same individual should be advocating for investor protections, information rights, and terms favorable to investors. The founder may have access to material non-public information about the Company's performance, challenges, and prospects that other investors do not have, creating an informational asymmetry. There is no independent third-party investor advocate representing the interests of crowdfunding investors, and you will have no ability to replace the founder as the investor representative or to challenge decisions made on your behalf. This conflict could result in decisions that favor the Company's interests over investor interests, and you will have limited recourse if you believe the founder has not adequately represented your interests as an investor.

ChatMD, Inc. was incorporated in July 2024 and has a very limited operating history upon which investors can evaluate our business, financial performance, and prospects. We are an early-stage company that has not yet demonstrated sustainable revenue generation or profitability. Our business model, while based on a straightforward pricing structure, has not been tested over multiple business cycles or proven to achieve the scale necessary for long-term viability. The telemedicine industry is competitive and rapidly evolving, and our ability to successfully execute our business plan in this environment is unproven.

Investors must evaluate an investment in the Company in light of the uncertainties and complexities encountered by early-stage companies in competitive and regulated markets. We may not be able to successfully address the challenges we will face, and our failure to do so would materially harm our business and could result in a total loss of your investment.

Our business model relies on generating sufficient volume of virtual consultations at a flat fee to cover our operational costs, including physician compensation, technology infrastructure, regulatory compliance, and marketing expenses. We have not yet demonstrated that our pricing model is sustainable at scale or that we can achieve the patient volume necessary to reach profitability. The economics of providing licensed physician consultations for a flat fee may prove challenging, particularly as we expand to additional states with varying regulatory requirements and cost structures.

Furthermore, our success depends on continued market acceptance of telemedicine services and our ability to differentiate ourselves in a crowded market. Patients may prefer traditional in-person care, competing telemedicine platforms with established brand recognition, or services covered by their insurance plans. If we cannot achieve sufficient market penetration and patient retention, our business model may not be viable, and we may be unable to generate the revenue necessary to sustain operations.

Our business is entirely dependent on the continuous and reliable operation of our technology platform, which facilitates patient intake, AI-assisted triage, provider consultations, and prescription fulfillment. Any significant disruption to our platform, whether due to technical failures, software bugs, cyber attacks, or third-party service interruptions, could prevent us from delivering services to patients and result in lost revenue, reputational harm, and potential liability. We likely rely on third-party cloud infrastructure providers, payment processors, and other technology vendors to operate our platform, and we have limited control over their performance or availability.

Our use of AI-powered technology for patient intake and triage, while potentially differentiating, also presents risks. AI systems can produce errors or unexpected results, and the regulatory landscape for AI in healthcare is evolving and uncertain. If our AI systems provide inaccurate information, fail to properly escalate serious conditions, or otherwise contribute to adverse patient outcomes, we could face significant liability, regulatory scrutiny, and reputational damage. We may also face challenges in validating and maintaining the accuracy of our AI systems as medical knowledge and standards of care evolve.

Our business plan contemplates significant expansion, including launching in new states, expanding our service offerings to include laboratory testing and e-commerce, developing partnership channels, and substantially increasing our marketing expenditures. Managing this growth will place significant demands on our limited management team, operational infrastructure, and financial resources. We have minimal experience in scaling a telemedicine operation, and rapid growth could strain our ability to maintain service quality, regulatory compliance, and operational efficiency.

Each new state we enter requires obtaining appropriate licenses, ensuring provider credentialing, and complying with state-specific telemedicine regulations, which is time-consuming and expensive. Our planned expansion into new revenue streams such as laboratory testing, memberships, and e-commerce will require developing new operational capabilities, vendor relationships, and compliance frameworks. If we are unable to manage this growth effectively, we may experience service disruptions, regulatory violations, increased costs, or damage to our reputation, any of which could materially harm our business.

We have incurred losses since inception and expect to continue incurring losses for the foreseeable future. As an early-stage company with limited operating history, we have not demonstrated the ability to generate sufficient revenue to cover our operating expenses. Our path to profitability is uncertain and depends on numerous factors, many of which are outside our control, including our ability to acquire patients cost-effectively, retain patients for repeat visits, manage provider costs, and achieve operational efficiencies at scale.

Our flat-fee pricing model of twenty-five dollars per consultation may not provide sufficient margin to cover the costs of physician compensation, technology infrastructure, marketing, regulatory compliance, and general operations, particularly in the early stages when patient volume is lower. Even if we achieve significant patient volume, we may find that our unit economics do not support profitability. If we are unable to achieve and sustain profitability, we may be unable to continue operations, and investors could lose their entire investment.

We will require substantial additional capital beyond this offering to fully execute our business plan, including expanding to new states, developing new product offerings, scaling our marketing efforts, and supporting ongoing operations until we achieve profitability. We have limited cash reserves and no committed sources of additional funding. There can be no assurance that additional financing will be available on acceptable terms, or at all. Our ability to raise capital may be affected by factors outside our control, including market conditions, investor sentiment toward telemedicine companies, and our operating performance.

If we raise additional capital through equity financings, existing investors will experience dilution of their ownership percentage and economic rights. The terms of future financings may include preferences, rights, or privileges senior to those of the securities being offered in this offering. If we are unable to obtain sufficient additional capital, we may be forced to delay, reduce, or eliminate our expansion plans, reduce our marketing expenditures, or cease operations entirely. The inability to secure adequate financing would have

a material adverse effect on our business and could result in a total loss of your investment.

The telemedicine industry is highly competitive, and we face competition from numerous well-established companies with significantly greater financial resources, brand recognition, provider networks, and operational experience. Major competitors include national telemedicine platforms such as Teladoc, MDLive, Amwell, and Doctor on Demand, as well as telemedicine services offered by traditional healthcare systems, insurance companies, and retail pharmacy chains. Many of these competitors have existing relationships with insurance companies and employers, providing them with large patient bases and predictable revenue streams.

Our competitors may be able to offer more comprehensive services, invest more heavily in marketing and technology development, negotiate better terms with providers and partners, and sustain losses for longer periods than we can. Additionally, new competitors continue to enter the telemedicine market, and existing healthcare companies may expand their virtual care offerings. Our decision not to accept insurance may limit our addressable market compared to competitors who participate in insurance networks. If we are unable to compete effectively, we may be unable to attract and retain patients, and our business, financial condition, and results of operations would be materially adversely affected.

The provision of medical services, including telemedicine consultations, carries inherent risks of medical malpractice claims and professional liability. Patients may allege that they received inadequate care, incorrect diagnoses, inappropriate prescriptions, or that conditions were missed or improperly treated through our platform. The remote nature of telemedicine consultations may increase these risks, as providers cannot perform physical examinations or observe patients in person, potentially limiting their ability to accurately diagnose and treat certain conditions. Our use of AI-assisted intake and triage systems may introduce additional liability risks if these systems fail to properly identify serious conditions or provide inaccurate information.

While we intend to maintain appropriate professional liability insurance, such insurance may not be available on acceptable terms, may not provide adequate coverage for all claims, and may include significant deductibles or exclusions. A successful malpractice claim or series of claims could exceed our insurance coverage, result in substantial damages, harm our reputation, and make it difficult or impossible to obtain insurance in the future. Even defending against malpractice claims can be costly and time-consuming. Additionally, we may face liability for the actions of healthcare providers using our platform, even if those providers are independent contractors rather than our employees.

Our business involves collecting, storing, and transmitting sensitive personal health information and other personal data, making us subject to numerous federal and state data privacy and security laws, including the Health Insurance Portability and Accountability Act (HIPAA), state data breach notification laws, and potentially state consumer privacy laws. We must implement and maintain comprehensive administrative, physical, and technical safeguards to protect patient information from unauthorized access, use, or disclosure. Compliance with these requirements is complex, costly, and requires ongoing monitoring and updates as regulations evolve and cyber threats become more sophisticated.

Any actual or perceived breach of patient data, unauthorized access to our systems, or failure to comply with applicable privacy and security requirements could result in significant regulatory penalties, civil litigation, loss of patient trust, and reputational harm. We may be required to notify affected individuals and regulatory authorities of data breaches, which could be costly and damaging to our reputation. Cyber attacks, ransomware, and other security incidents are increasingly common in the healthcare industry, and we may be targeted by malicious actors seeking to access valuable health information. The costs of preventing, detecting, and responding to security incidents and maintaining compliance with evolving privacy regulations may be substantial and could adversely affect our financial condition.

A significant portion of our service involves prescribing medications to treat common infections and illnesses. The prescribing of medications via telemedicine is subject to federal and state regulations, including Drug Enforcement Administration (DEA) requirements for controlled substances, state pharmacy laws, and regulations governing the prescriber-patient relationship. Some states impose restrictions on prescribing via telemedicine without an in-person examination or require specific types of patient interactions before prescriptions can be issued. These requirements vary by state and are subject to change.

Our ability to prescribe certain medications, particularly controlled substances, may be limited or prohibited in some jurisdictions. Changes in regulations governing telemedicine prescribing could significantly restrict our service offerings or require us to modify our business practices. We also depend on pharmacy partners to fulfill prescriptions, and any disruption in these relationships or changes in pharmacy regulations could affect our ability to deliver medications to patients. If we or our providers fail to comply with applicable prescribing regulations, we could face regulatory enforcement actions, loss of prescribing privileges, civil or criminal penalties, and reputational harm, any of which could materially adversely affect our business.

The securities being offered are Simple Agreements for Future Equity (SAFEs), which are not traditional equity or debt instruments. SAFEs do not represent current ownership in the Company and will only convert into equity upon the occurrence of specific future events, such as a future priced equity financing or a liquidity event. There is no guarantee that a conversion event will ever occur, and the SAFE does not have a maturity date or require the Company to repay your investment if no conversion event occurs. If the Company does not raise additional equity financing or experience a liquidity event, your SAFE may never convert into equity, and you may never realize any return on your investment.

The terms of conversion, including the valuation at which your SAFE converts and the type of securities you receive, will depend on the terms of future financing rounds or liquidity events, which are uncertain and outside of your control. The valuation cap provides some downside protection, but you could still experience significant dilution if the Company raises capital at valuations above the cap or issues securities with preferential rights. Additionally, if the Company is sold or liquidated for less than the valuation cap, you may receive little or no return on your investment. The lack of a maturity date means your capital will be tied up indefinitely, and you should be prepared to hold this investment for an extended and uncertain period.

There is no public market for the securities being offered, and we do not expect one to develop. The securities have not been registered under the Securities Act of 1933 or any state securities laws and are subject to significant restrictions on transfer. You will be required to hold your investment for at least one year from the date of purchase, and even after that period, you may only be able to resell your securities in very limited circumstances, such as to the Company, to accredited investors, or pursuant to another exemption from registration. Finding a buyer for your securities will likely be difficult or impossible.

You should be prepared to hold this investment indefinitely and bear the economic risk of your investment for an extended period, potentially until the Company achieves a liquidity event such as a sale or public offering, which may never occur. The inability to sell your securities means you will not be able to access your invested capital when you might need it, and you will not be able to reduce your exposure if the Company's performance declines. This lack of liquidity increases the risk of your investment and means you could lose your entire investment without any opportunity to exit.

Investors in this offering will hold a minority position in the Company and will have no ability to control or significantly influence corporate decisions, including decisions regarding business strategy, future financings, mergers or sales of the Company, dividend policy, or the election of directors. The founders and management will retain control over these decisions, and their interests may differ from or conflict with the interests of minority investors. You will have limited or no voting rights, and even if you disagree with the direction of the Company, you will have no practical ability to effect change.

Additionally, as a Regulation Crowdfunding investor, you will have limited information rights compared to investors in registered offerings

or traditional venture capital investments. While the Company is required to file annual reports with the SEC, these reports provide less detailed information than would be required in a registered public offering, and you will not have access to the same level of financial and operational information that larger investors might receive. This lack of control and limited information makes it difficult to protect your investment or monitor the Company's performance, increasing the risk that management decisions could adversely affect the value of your investment without your knowledge or consent.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, ChatRx expects to use proceeds approximately as follows: 37% Patient Acquisition and Digital Marketing, 32% Platform and AI Intake Development, 24.1% Provider and Pharmacy Partnerships, and 6.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on operational needs, market conditions, and partnership opportunities.

If we raise: **$500,000**

Use of Proceeds: If the minimum target amount is raised, ChatRx expects to use proceeds approximately as follows: 37% Patient Acquisition and Digital Marketing, 32% Platform and AI Intake Development, 24.1% Provider and Pharmacy Partnerships, and 6.9% Wefunder fee and related offering expenses. Raising our maximum will allow us to execute on our business plan with more velocity, as well as spend more on digital marketing.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, **Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

i. the total value of the Investor's investment, divided by
   a. the price of **Preferred Stock** issued to new Investors
ii. if the valuation for the company is more than **$12,500,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
   a. the Valuation Cap divided by
   b. the total amount of the Company's capitalization at that time.
iii. For investors up to the first **$100,000.00** of the securities, investors will receive a valuation cap of **$10,000,000.00** Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

i. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
ii. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
iii. Senior to payments for Common Stock.

VIP Bonus

ChatRx will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and

appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   A. the Purchase Amount may not be amended, waived or modified in this manner,
   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
   C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Class A Common (CSA) Stock	12000	9647	☑
Class B Common (CSB) Stock	2000	1760	☐
Founder (FS) Stock	1000	1000	☑
Series A Preferred (PSA) Stock	1000	0	☑

Class of Security	Total Pool	Issued
Warrants	None	
Options	1760	

Describe any other rights:

The Company's Series A Preferred Stock has a liquidation preference. Series A Preferred Stock is non-voting and includes conversion rights. Holders of Series A Preferred Stock are entitled to receive, prior to distributions to Common Stockholders, a liquidation preference equal to the original issue price paid for each share of Series A Preferred Stock. Series A Preferred Stock may be converted into Common Stock pursuant to the conversion provisions contained in the Company's Amended and Restated Certificate of Incorporation. Class A Common Stock carries one vote per share, Founder Stock carries ten votes per share, and Class B Common Stock is non-voting. No shares of Series A Preferred Stock are currently issued or outstanding. The Company has authorized 1,000 shares of Series A Preferred Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the

Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note
Creditor: Tod Stillson
Amount: $75,000.00
Outstanding principal plus interest: $75,000.00 as of 8/28/2026
Interest rate: 6.0% per annum
Maturity date: 8/1/2027
Tod Stillson Convertible Note

Related party
Name: Tod Stillson
Relationship: CEO
Amount: $75,000.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
8/2024	Regulation D	Convertible Note	$75,000	General operations
12/2024	Regulation D	SAFE	$200,000	General operations
8/2025	Regulation D	SAFE	$100,000	General operations
7/2026	Regulation D	SAFE	$100,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: John Stillson
Amount Invested: $100,000.00
Transaction type: Safe
Issue date: 8/19/2025
Relationship: Medical Advisory Board Member

Name: Tod Stillson
Amount Invested: $75,000.00
Transaction type: Convertible Note
Interest rate: 6.0% per annum
Maturity date: 8/1/2027
Outstanding: Yes
Relationship: CEO

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Healthcare technology company developing an AI-powered, doctor-led telehealth platform (ChatRx) for asynchronous diagnosis and treatment of common acute conditions, headquartered in Plymouth, Indiana.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of August 7, 2026, we had cash and cash equivalents of approximately $151,829.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $120,842 and our current and non-current liabilities, as reflected in available financial statement fields, were $421,124.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $120,842.

Based on our current operations, we have a monthly net cash burn of approximately $36,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 convertible note and approximately $75,000 in aggregate principal obligations. The indebtedness consists of $75,000 (related party). The material terms of such indebtedness are described in Item 24 of this Form C and include 6 interest rate, maturity on 2027-08-01.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $475,000.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

- Losing a major customer or channel
- Higher costs (suppliers, wages, fees, etc.)
- Regulatory or legal costs

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used for marketing & expansion, patient acquisition campaigns, brand growth, and new state launches. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Tod Stillson, certify that:

(1) the financial statements of ChatMD, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of ChatMD, Inc. included in this Form reflects accurately the information reported on the tax return for ChatMD, Inc. filed for the most recently completed fiscal year.

Tod Stillson

Tod Stillson
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of

the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.chatrx.md/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

- SPV Subscription Agreement - Early Bird

- Early Bird SAFE (Simple Agreement for Future Equity)

- SPV Subscription Agreement

- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andrew Condra

- Garrick Nate

- Jeff Cutler

- John Stillson

- Nate Bachtel

- Rajeev Ratra

- Tod Stillson

Appendix E: Supporting Documents

- Attachment #24647

- Attachment #24653

- Attachment #24654

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Andrew Condra
- Garrick Nate
- Jeff Cutler
- John Stillson
- Nate Bachtel
- Rajeev Ratra
- Tod Stillson

Appendix E: Supporting Documents
- Attachment #24647
- Attachment #24653
- Attachment #24654

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of

the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the** Wefunder Listing Agreement

☑ **I agree to the** Lead Investor Agreement

☑ **I agree to the** Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ChatMD, Inc.

By

Tod Stillson

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Tod Stillson

CEO
8/28/2026

Andrew Condra

CFO
8/28/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.